Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

X-Silicon, Inc.
1902 Wright Pl, Cornerstone Corporate Center, 2nd Floor
Carlsbad, CA 92008-6583
https://www.x-silicon.com/

Up to $1,234,997.85 in Class C Common Stock at $2.35
Minimum Target Amount: $123,997.75

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: X-Silicon, Inc.
Address: 1902 Wright Pl, Cornerstone Corporate Center, 2nd Floor, Carlsbad, CA 92008-6583
State of Incorporation: DE
Date Incorporated: March 31, 2022

Terms:

Equity

Offering Minimum: $123,997.75 | 52,765 shares of Class C Common Stock
Offering Maximum: $1,234,997.85 | 525,531 shares of Class C Common Stock
Type of Security Offered: Class C Common Stock
Purchase Price of Security Offered: $2.35
Minimum Investment Amount (per investor): $498.20

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 5% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 10% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 15% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks and receive 20% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 25% bonus shares

Flash Perk 1: Invest $2,500+ between Day 25 - 30 and receive 10% bonus shares

Flash Perk 2: Invest $2,500+ between Day 45 - 50 and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $5,000+ and receive 5% bonus shares

Tier 2 Perk: Invest $10,000+ and receive 10% bonus shares

Tier 3 Perk: Invest $20,000+ and receive a 1:1 30-minute zoom call with the founders + 15% bonus shares

Tier 4 Perk: Invest $50,000+ and receive a dinner with the founders** + 20% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

**Flight and lodging included, up to $1,500 in value

The 10% StartEngine Venture Club Bonus

X-Silicon, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class C Common Stock at $2.35 / share, you will receive 110 shares of Class C Common Stock, meaning you'll own 110 shares for $235. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

X-Silicon is a cutting-edge technology company focused on developing a compute/graphics silicon and software IP platform intended to advance Personal Cognitive and Intelligence AI applications on mobile, wearable, edge, and IoT devices. By addressing the unique requirements of AI-driven personal devices, X-Silicon provides low-power, cost-effective solutions with customizable open architectures. The company's innovative approach unifies CPU-GPU architectures with shared memory, enabling efficient and powerful AI performance directly on devices, paving the way for the next generation of AI-powered mobile and edge technology.

Business Model

Initially, X-Silicon operated on a licensing and royalty model, providing software and semiconductor IP to Tier 1 OEMs and SoC companies. In 2026, the company intends to commercialize its compute/graphics silicon and software IP platform and sell ASIC AI chips for Personal Cognitive and Intelligent AI devices. The company is currently in a pre-revenue stage and has received interest from several large global technology companies to evaluate X-Silicon's compute/graphics silicon IP platform and graphics AI software for mobile, IOT and wearable products.

Intellectual Property

At the core of X-Silicon's IP is its pioneering architecture that integrates CPU and GPU functionalities with a shared memory design. This architecture is specifically engineered to address the unique demands of AI-driven devices, offering significant advantages in terms of power efficiency, performance, and cost-effectiveness compared to traditional PC and smartphone-oriented technologies, which typically rely on separate CPU and GPU components.

X-Silicon's intellectual property extends beyond this architecture to include advanced graphics AI software that is optimized for low-power, high-performance applications in mobile, IoT, and edge devices. The company has strategically protected these innovations through a combination of patents and trade secrets. These patents cover critical aspects of their unified processing design, including methods for integrating processing and memory functions within a single chip, enabling efficient data operations without the need for external processors. Additionally, the company's trade secrets safeguard proprietary methods and techniques related to the dynamic management of processing and memory cores, which are essential to maintaining the efficiency and scalability of their technology.

Competitors and Industry

Competitors

Current graphics, software and hardware were designed for the PC and Smartphone Eras. Graphics software and GPU were designed for gaming and not Persona AI devices. Separate CPU and GPU and memory requires high power usage and high-cost silicon for performance and scaling for AI. Current architectures are repurposed for Generative AI on high performance servers with expensive GPU and CPUs, closed architectures and very high power/inefficient consumption. Nvidia, AMD, Intel and Arm chasing this opportunity.

X-Silicon competes in a market with established players like Nvidia, AMD, Intel, and Arm, all of whom have built their technologies around traditional high-power, high-cost architectures tailored for gaming and server applications. However, X-Silicon differentiates itself with its focus on low-power, customizable solutions for Personal AI devices, a segment that current competitors struggle to address without significant architectural changes. Additional competition comes from companies like Think Silicon and Imagination Technologies, though these competitors face their own challenges, such as shifting market focus and ownership changes.

Industry

X-Silicon is targeting opportunities in a $155B market spanning AI and GPU licensing, royalties, and chip sales focused on edge devices (mobile, IoT, automotive, AR/VR glasses, watches, PCs), excluding China and servers. We believe X-Silicon is strategically positioned to make a meaningful contribution to this rapidly growing industry by offering innovative solutions that address limitations in current architectures.

Current Stage and Roadmap

Current Stage

X-Silicon is currently in the pre-revenue stage, with expected revenue generation starting in Q1 2025. The company is

focused on completing its Graphics AI software version 1 by Ql 2025 and finalizing its unified CPU-GPU architecture by late 2025. The anticipated commercial availability of these technologies by 2026 will mark a significant milestone in the company's growth trajectory. The company is also securing funding to expand.

Future Roadmap

X-Silicon's future roadmap is centered around advancing its AI software and unified CPU-GPU architecture to meet the evolving needs of the AI-driven mobile and edge device market. By 2026, the company aims to have its unified architecture available for licensing and ASIC chip sales to manufacturers. Additionally, X-Silicon plans to explore opportunities to scale its technology into higher-end applications, including servers, while continuing to innovate in the Personal AI device space. The company's strategic focus on low-power, high performance and customizable AI solutions positions it well for long-term success in the rapidly growing AI market.

The Team

Officers and Directors

Name: Dan Nilsson

Dan Nilsson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Chairman of the Board
  Dates of Service: February, 2022 - Present
  Responsibilities: Responsible for all day to day execution of Company activities including Management of the Company Board of Directors, Executive Team, Operations, Revenue Generation, Product Definition and Execution, Investment &Fund Raising and Financial to Plan Execution.

Other business experience in the past three years:

- Employer: NSDN / LJ1D Consulting
  Title: General Manager
  Dates of Service: July, 2023 - Present
  Responsibilities: General Manager Duties Associated with the Dallah Tran's Arabian ACG. This position was held for 3 years starting in 2000 where I built and Lead the ACG Group with responsibilities including formation of the group, management of day to day operations, management of executive team, key executive reporting to the board of directors of Dallah Corporation, planning & execution of product offerings, key customer activities, Saudi Government Dallah ACG Representative, along with other managerial activities.

Other business experience in the past three years:

- Employer: LJ1D/NDSN Consulting
  Title: Consultant
  Dates of Service: June, 2020 - July, 2023
  Responsibilities: General Manager Duties Associated with the Dallah Tran's Arabian ACG. This position was held for 3 years starting in 2000 where I built and Lead the ACG Group with responsibilities including formation of the group, management of day to day operations, management of executive team, key executive reporting to the board of directors of Dallah Corporation, planning & execution of product offerings, key customer activities, Saudi Government Dallah ACG Representative, along with other managerial activities.

Name: Atif Zafar

Atif Zafar's current primary role is with Indiana University Health. Atif Zafar currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Scientist and Board Member
  Dates of Service: January, 2022 - Present
  Responsibilities: Atif defines IP related features for the architecture that are innovative and differentiating. He does not currently receive compensation.

Other business experience in the past three years:

- Employer: Indiana University Health
  Title: Physician
  Dates of Service: January, 2010 - Present
  Responsibilities: Hospitalist Physician at Methodist Hospital in Indianapolis

Other business experience in the past three years:

- Employer: Brane Technologies
  Title: CTO
  Dates of Service: January, 2008 - Present
  Responsibilities: Chief technology development and ecosystem development

Other business experience in the past three years:

- Employer: Meridian Cardiovascular Systems
  Title: VP Clinical Applications
  Dates of Service: January, 2005 - Present
  Responsibilities: Thought leadership for medical ultrasound

Name: Ken Whitfield

Ken Whitfield's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Financial Officer
  Dates of Service: February, 2022 - Present
  Responsibilities: Ken reviews and provides financial information. He does not currently receive compensation.

Other business experience in the past three years:

- Employer: CBIZ and Other Private Equity Companies
  Title: Financial Consultant
  Dates of Service: April, 2014 - Present
  Responsibilities: Ken consults with Private Equity clients as an interim CFO for newly acquired companies.

Name: Steven Turner

Steven Turner's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: VP Strategy
  Dates of Service: July, 2022 - Present
  Responsibilities: Steven is responsible for defining engineering execution, market and customer strategies. He does not currently receive compensation.

Other business experience in the past three years:

- Employer: Caribou Technologies Incorporated
  Title: President
  Dates of Service: April, 2012 - Present
  Responsibilities: Founded Caribou in 2012 with a goal of providing industry leading solutions to global IOT customers
  .

Name: Ingolf Held

Ingolf Held's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: VP Product (ad interim)
  Dates of Service: October, 2024 - Present

Responsibilities: Ingolf manages product strategy and roadmap, go to market and marketing. He does not currently receive compensation.

Other business experience in the past three years:

- Employer: Snap Inc., GrAI Matter Labs SAS
  Title: CEO @ GrAI Matter Labs; Director Hardware Silicon @ Snap Inc.
  Dates of Service: May, 2023 - August, 2024
  Responsibilities: Oversight of all engineering and business activities

Name: Colin McKellar

Colin McKellar's current primary role is with Axiomise. Colin McKellar currently services 16 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: VP Engineering
  Dates of Service: January, 2023 - Present
  Responsibilities: Colin is responsible for Engineering. He does not currently receive compensation.

Other business experience in the past three years:

- Employer: Imagination Technologies
  Title: VP Hardware Engineering
  Dates of Service: November, 1995 - September, 2022
  Responsibilities: Colin was responsible for Hardware IP and tools/methodologies.

Other business experience in the past three years:

- Employer: Axiomise
  Title: Technical Advisor
  Dates of Service: March, 2024 - Present
  Responsibilities: Colin is a technical advisor to the CEO.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued

through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved

for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Class C Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive.

All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
X-Silicon was formed on March 31 2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. X-Silicon has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that X-Silicon is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense,

it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely

impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Technological and Market Dependency Risk

X-Silicon is entering the rapidly evolving Personal Cognitive and Intelligent AI market, specifically targeting mobile, wearable, and IoT devices with a new compute/graphics IP platform. Success in this niche relies heavily on factors including industry acceptance of edge AI solutions, rapid technological advancements, and the transition of customers from established competitors. The current CPU-GPU architecture X-Silicon aims to replace has deep-rooted market presence, and there is significant dependency on X-Silicon's ability to demonstrate clear, scalable benefits in power efficiency, size, and performance to attract large-scale OEM and SOC partnerships. Furthermore, competition from larger, well-established players in AI and semiconductor industries with more substantial financial and R&D resources could impact X-Silicon's ability to capture market share, particularly in the embedded and IoT segments where margins are narrow. Failure to navigate these technological and market dependencies effectively could adversely affect the company's growth, profitability, and its ability to secure further rounds of funding necessary for sustained operations.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Dan Nilsson	707,143	Class A Common Stock	12.6%
Dan Nilsson	142,857	Class B Common Stock	
Steven Turner	707,143	Class A Common Stock	12.6%
Steven Turner	142,857	Class B Common Stock	

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, Class C Common Stock, Preferred Stock, $200,000 SAFE, and $250,000 SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 525,531 of Class C Common Stock.

Class A Common Stock

The amount of security authorized is 8,000,000 with a total of 5,721,580 outstanding.

Voting Rights

One vote per share.

Material Rights

The total number of shares outstanding includes 3,797,580 shares pursuant to grants reserved but unissued.

Please refer to Exhibit F for the most recent version of the Company's Articles of Incorporation which designate the following rights: liquidation preference, dividend rights, protective provisions.

Class B Common Stock

The amount of security authorized is 1,000,000 with a total of 1,000,000 outstanding.

Voting Rights

Twenty (20) votes per share.

Material Rights

Please refer to Exhibit F for the most recent version of the Company's Articles of Incorporation which designate the following rights: liquidation preference, dividend rights, protective provisions.

Class C Common Stock

The amount of security authorized is 2,000,000 with a total of 47,600 outstanding.

Voting Rights

There are no voting rights associated with Class C Common Stock.

Material Rights

Please refer to Exhibit F for the most recent version of the Company's Articles of Incorporation which designate the following rights: liquidation preference, dividend rights, protective provisions.

Preferred Stock

The amount of security authorized is 3,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

There are no material rights associated with Preferred Stock.

$200,000 SAFE

The security will convert into Preferred stock and the terms of the $200,000 SAFE are outlined below:

Amount outstanding: $200,000.00
Interest Rate: 0.0%
Discount Rate: 15.0%
Valuation Cap: None
Conversion Trigger: Equity financing of $2,000,000

Material Rights

There are no material rights associated with $200,000 SAFE.

$250,000 SAFE

The security will convert into Preferred stock and the terms of the $250,000 SAFE are outlined below:

Amount outstanding: $250,000.00
Interest Rate: 0.0%
Discount Rate: 15.0%
Valuation Cap: None
Conversion Trigger: Equity financing of $2,000,000

Material Rights

There are no material rights associated with $250,000 SAFE.

What it means to be a minority holder

As a minority holder of Class C Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $75,882.36

Number of Securities Sold: 1,720,000
Use of proceeds: Legal fees, R&D, vendor payments, travel
Date: June 01, 2022
Offering exemption relied upon: Section 4(a)(2)

- Name: Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $44,117.64
  Number of Securities Sold: 1,000,000
  Use of proceeds: Legal fees, R&D, vendor payments, travel
  Date: June 01, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: SAFE
  Final amount sold: $450,000.00
  Use of proceeds: Legal fees, R&D, vendor payments, travel
  Date: October 20, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

To complete our software product development and hardware architecture design, we are raising approximately $5 million (with $1.235 million through this Crowdfunding campaign). This seed investment money will allow us to operate through Q1 2026.

Foreseeable major expenses based on projections:

Our major expenses will be for mostly engineering employees and contracted labor. There will also be a fair amount spent on legal fees for patent filings and general corporate legal expenses.

Future operational challenges:

Driving revenue with new customers will be an early challenge as we marry our product offering with customer product designs and establish our place with new customers. As we move from a remote workforce to a location, efforts will be spent on establishing one or more working offices for operations and establishing back office financial and administrative operations.

Future challenges related to capital resources:

Firmly securing customer commitments for our products and the timing of that. We need that solid future revenue agreement to then attract more strategic investment partners.

Future milestones and events:

We believe securing our first Letter of Intent (LOI) or Memorandum of Understanding (MOU) and staffing additional talented engineers will allow us to achieve the development milestones.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc…)

As of October 2024, the Company has $8k in cash. Currently, the company has largely been self-funded by the founders and 2 Angels. In addition, the staff has been compensated by stock. Atif Zafar has provided loans in the past and may decide to do this again. In addition, X-Silicon is currently discussing customer deals that would include upfront payments of NRE or licenses. These customer deals are expected to be determined in the next 90 days. Finally, we continue to have discussions with VCs and strategic companies about making an investment, but nothing is committed yet. They required us to find a lead investor.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to expand the engineering team working on AI graphics software and C-GTPU design for customers. In addition, the funds will pay salaries and expenses of current engineering and sales and marketing.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary for the viability in the short-term as we continue to work with VC's, strategic customer VCs and close on commercial deals. Of the total funds that our Company has, the majority will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

6-9 months depending on the structure of revenue payments from customers. The funds will be primarily used for salaries and expenses for the current engineering team and new hires to execute customer projects, finish graphics software and continue design and testing of C-GTPU. $10k to $20k per month is needed for sales and marketing expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

12-18 months depending on the structure of revenue payments from customers. The funds will be primarily used for salaries and expenses for the current engineering team and new hires to execute customer projects, continue design, testing and porting of C-GTPU. Some funds are needed for sales, marketing and customer support expenses. In addition, we will incur legal expenses for patents and sales agreements. We estimate the remaining patents to be filed will cost about $180k total. Additionally, we anticipate $10 - $20k in monthly legal expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including a $25M Series A in 2H 2025 from VCs. We plan to use these funds to complete the engineering of the C-GTPU unified compute/graphics IP with shared memory architecture to license and implement in customer product and potentially license to semiconductor manufactures and sell ASIC AI chips in 2026. We believe this will also support sales, marketing and support into 2026-2027. Silicon Valley Bank has a Venture Debt program that may loan an additional 25-40% against equity raised. Lastly, one of the founders and Chief Scientist, Atif Zafar, is forming a VC fund. If the $200M fundraise is successful in Q1 2025, he has committed $20M of the funding to X-Silicon.

Indebtedness

- Creditor: Atif Zafar
  Amount Owed: $25,000.00
  Interest Rate: 12.5%

Related Party Transactions

- Name of Person: Atif Zafar
  Relationship to Company: Chief Scientist and Board Member
  Nature / amount of interest in the transaction: Atif is Chief Scientist and Board Member.
  Material Terms: Atif loaned the Company $25,000.

Valuation

Pre-Money Valuation: $15,907,573.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $123,997.75 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development
  80.0%
  We plan to use 80% towards engineering initiatives to support our current customers.

- Legal Fees, Marketing, and Support
  2.5%
  We plan to use funds towards legal fees associated with filing patents and corporate governance documentation.

If we raise the over allotment amount of $1,234,997.85, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  80.0%
  We plan to use 80% towards engineering initiatives to support our current customers.

- Legal Fees, Marketing, and Support
  13.5%
  We plan to use funds towards legal fees associated with filing patents and corporate governance documentation.

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.x-silicon.com/ (https://www.x-silicon.com/investors/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/x-silicon

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR X-Silicon, Inc.

[See attached]



X-Silicon, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2023 & 2022

Table of Contents



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: X-Silicon, Inc. Management

We have reviewed the accompanying financial statements of X-Silicon, Inc. (the Company) which comprise the statements of financial position as of December 31, 2023 & 2022 and the related statements of operations, statements of changes in shareholders' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
November 1, 2024

X-SILICON, INC.
STATEMENTS OF FINANCIAL POSITION

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash and Cash Equivalents	8,689	416,956
Prepaid Expenses	5,000	7,000
Total Current Assets	13,689	423,956
Non-Current Asset:		
Other Non-Current Assets	-	-
Total Non-Current Asset	-	-
TOTAL ASSETS	13,689	423,956
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	294,071	57,427
Other Current Liabilities	-	-
Total Current Liabilities	294,071	57,427
Non-Current Liability:		
Other Non-Current Liabilities	-	-
Total Non-Current Liability	-	-
TOTAL LIABILITIES	294,071	57,427
EQUITY		
Common Stock	297	275
Additional Paid-In Capital	128,744	119,745
SAFE Notes	450,000	450,000
Accumulated Deficit	(859,423)	(203,491)
TOTAL EQUITY	(280,382)	366,529
TOTAL LIABILITIES AND EQUITY	13,689	423,956

See Accompanying Notes to these Unaudited Financial Statements

X-SILICON, INC.
STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2023	**2022**
Sales	-	-
Cost of Goods Sold	-	-
Gross Profit	-	-
Operating Expenses		
General and Administrative Expense	79,427	53,804
Payroll Expense	576,182	149,687
Professional Fee	323	-
Total Operating Expenses	**655,932**	**203,491**
Total Loss from Operations	**(655,932)**	**(203,491)**
Other Income (Expense)		
Other Income	-	-
Other Expense	-	-
Total Other Income (Expense)	-	-
Earnings Before Income Taxes	**(655,932)**	**(203,491)**
Provision for Income Tax	-	-
Net Loss	**(655,932)**	**(203,491)**

See Accompanying Notes to these Unaudited Financial Statements

X-SILICON, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock - Class A		Common Stock - Class B		Common Stock - Class C		Additional Paid-in Capital	SAFE Notes	Retained Earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount				
Inception - 3/31/22	-	-	-	-	-	-	-	-	-	-
Issuance of Common Stock	1,720,000	172	1,000,000	100	27,200	3	119,745	-	-	120,020
SAFE Notes	-	-	-	-	-	-	-	450,000	-	450,000
Net loss	-	-	-	-	-	-	-	-	(203,491)	(203,491)
Ending balance at 12/31/22	1,720,000	172	1,000,000	100	27,200	3	119,745	450,000	(203,491)	366,529
Issuance of Common Stock	204,000	20	-	-	20,400	2	8,999	-	-	9,021
SAFE Notes	-	-	-	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	-	(655,932)	(655,932)
Ending balance at 12/31/23	1,924,000	192	1,000,000	100	47,600	5	128,744	450,000	(859,423)	(280,382)

See Accompanying Notes to these Unaudited Financial Statements

X-SILICON, INC.
STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2023	**2022**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	(655,932)	(203,491)
Adjustments to reconcile Net Loss to Net Cash provided by operations:		
Prepaid Expenses	2,000	(7,000)
Accounts Payable	236,644	57,427
Total Adjustments to reconcile Net Loss to Net Cash provided by operations	238,644	50,427
Net Cash used in Operating Activities	(417,288)	(153,064)
CASH FLOWS FROM INVESTING ACTIVITIES		
Fixed Assets	-	-
Net Cash provided by (used in) Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of Common Stock	22	275
Receipts from Additional Paid-In Capital	8,999	119,745
Proceeds from SAFE Notes	-	450,000
Net Cash provided by Financing Activities	9,021	570,020
Cash at the beginning of period	416,956	-
Net Cash increase (decrease) for period	(408,267)	416,956
Cash at end of period	8,689	416,956

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

X-Silicon, Inc. ("the Company") was formed in Delaware on March 31, 2022. The Company plans to earn initial revenue by licensing its developed IP for an infused Graphics Processing Unit/Computer Processing Unit ("GPU/CPU") and by working with leading customers to program this technology into their upcoming chip sets, including new generation AI chips. The Company's headquarters is in San Diego, California. The Company's customers will be primarily incorporated in the United States of America and Western Europe.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses since inception and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2022.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $8,689 and $416,956 in cash as of December 31, 2023 and December 31, 2022, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

The Company plans to generate revenues thru: NRE Project - development of GPU/CPU IP software code for a specific customer product; IP Licensing - A license fee for each chip use of the Company IP product to the customer; providing support & maintenance of IP product; and thru Company developed programing tools for developers (customers).

The Company's primary performance obligation is to produce the high efficiency graphics output demanded by the customer and product offering. Each NRE project will have specific deliverable and milestone accomplishment objectives; For the IP software to perform as designed and specified by the customer within their particular end consumer product; to maintain an acceptable level of software uptime/performance for users over the subscription period which will usually be a twelve month period; and to provide a set of software tools which allow developers (customers) to write software interfaces specific to Company API to run on its software and hardware platforms. The Company will ensure that tool sets work and are regularly tested and updated for the customer.

Revenue will be recognized at the initiation of the project and as each milestone is completed and billed to the customer, according to the contract terms.

General and Administrative Expenses

General and administrative expenses consist of expenses involved in general corporate functions, including accounting, finance, utilities, supplies and other miscellaneous expenses.

Payroll Expense

Payroll expense consists of payroll and related expenses for employees and independent contractors.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company had no other outstanding liabilities and debt except for the trade payables as of December 31, 2023 and December 31, 2022.

NOTE 6 – EQUITY

The Company is authorized to issue four (4) classes of stock to be designated, respectively, Class A Common Stock, Class B Common Stock, Class C Common Stock and Preferred Stock. The total number of shares of Class A Common Stock authorized to be issued is 8,000,000 shares, par value $0.0001 per share. The total number of shares of Class B Common Stock authorized to be issued is 1,000,000 shares, par value $0.0001 per share. The total number of shares of Class C Common Stock authorized to be issued is 2,000,000 shares, par value $0.0001 per share. The total number of shares of Preferred Stock authorized to be issued is 3,000,000 shares, par value $0.0001 per share.

Below shows the number of issued and outstanding shares as of December 31, 2023 and 2022:

	Issued and Outstanding (Common Stock)			Issued and Outstanding
	Class A	Class B	Class C	Preferred Stock
As of December 31, 2022	1,720,000	1,000,000	27,200	-
As of December 31, 2023	1,924,000	1,000,000	47,600	-

Voting

Class A Common Stock - Each holder of Class A Common Stock will be entitled to one (1) vote for each share thereof held at the record date.

Class B Common Stock - Each holder of Class B Common Stock will be entitled to twenty (20) votes for each share thereof held at the record date.

Class C Common Stock - Class C Common Stock shall have no voting rights.

Liquidation Rights

In the event of a Liquidation Event in connection with which the Board has determined to effect a distribution of assets of the Corporation to any holder or holders of Common Stock, then, subject to the rights of any Preferred Stock that may then be outstanding, the assets of the Corporation legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Common Stock, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock, Class B Common Stock, and Class C Common Stock, each voting separately as a class.

Conversion of the Class B Common Stock

The Class B Common Stock shall be converted into Class A Common Stock as follows:

Each share of Class B Common Stock will automatically convert into one fully paid and nonassessable share of Class A Common Stock on the final conversion date.

With respect to any holder of Class B Common Stock, each share of Class B Common Stock held by such holder will automatically be converted into one fully paid and nonassessable share of Class A Common Stock as follows: a) on the affirmative written election of such holder or, if later, at the time or happening of a future event specified in such written election; b) on the occurrence of a Transfer of such share of Class B Common Stock, other than a Permitted Transfer.

Conversion of the Class C Common Stock

Following the conversion or other exchange of all outstanding shares of Class B Common Stock into or for shares of Class A Common Stock on the date or time specified by the holders of a majority of the outstanding shares of Class A Common Stock, voting as a separate class, each outstanding share of Class C Common Stock shall automatically, without further action by the Corporation or the holders thereof, convert into one (1) fully paid and nonassessable share of Class A Common Stock.

Dividends

Dividends upon the capital stock of the corporation, if any, subject to the provisions of the certificate of incorporation, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in shares of the capital stock, subject to the provisions of the certificate of incorporation.

SAFE Notes

In October 2022, the Company entered into a Simple Agreement for Future Equity (SAFE) with two (2) individual investors amounting to $200,000 and $250,000. The SAFE note has a discount rate of 85%. The Company has an outstanding SAFE Note balance of $450,000 as of December 31, 2023 and December 31, 2022.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through Nov 1, 2024 , the date these financial statements were available to be issued.

On June 10, 2024, the Company entered into a Promissory Note agreement with Atif Zafar (Co-founder / Chief Scientist of X-Silicon, Inc.) amounting to principal sum of $25,000 with an interest rate of 12.50% per annum. The principal and interest shall be payable in full on June 10, 2025.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

start engine

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GET A PIECE OF X-SILICON

Powering Personal AI

X-Silicon is developing a compute/graphics silicon and software IP platform intended to advance Personal Cognitive and Intelligence AI applications on mobile, wearable, edge, and IoT devices, with the goal of enabling enhanced AI monetization opportunities. We have received interest from several large global technology companies to evaluate X-Silicon's compute/graphics silicon IP platform. We are raising funds to support team expansion, enhance engineering operations, continue R&D efforts, and cover related overhead expenses.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Silicon
ENABLE
Human-Like Personal AI powered by X-Silicon's New Semiconductor Platform

OVERVIEW ABOUT TERMS DISCUSSION INVESTING FAQS

Get Equity
$2.35 Per Share

MIN INVEST	VALUATION
$498.20	$15.91M

REASONS TO INVEST



X-Silicon offers a scalable, low-power AI compute-graphics silicon IP platform for devices from wearables to servers, enabling Personal AI and IoT with opportunities for innovative applications and monetization.

 In a $155B market spanning IP licensing, royalties, and AI chip sales, X-Silicon has received interest from several large global technology companies.

 Led by veterans from Qualcomm, AMD, Apple, Intel, and ATI, with experience in delivering chips to market, X-Silicon's team brings proven expertise and innovative drive to advance Personal AI technology.

TEAM



Dan Nilsson • CEO, Chairman of the Board

Dan Nilsson is an experienced executive with a diverse background in the technology industry, boasting over 25 years of C-suite leadership and entrepreneurial success. With a focus on semiconductor, artificial intelligence & graphics rendering , telecommunications, consumer devices, and more, Dan has held senior positions at S & P 500 companies such as AMD, ATI, Qualcomm, and Thundercomm. He has been a leading member of Teams that have developed & launched successful semiconductor commercial ASIC Chipsets with shipments in the in the Billions of Units As a founding member of successful startups like ONChannel (acquired) and Redwave, he has shown proficiency in raising capital, building organizations, delivering products, and driving revenue growth. Dan excels in technical and strategic solutions for Fortune 500 clients, with a strong track record in executive management, business development, sales, product marketing, and engineering activities.

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Atif Zafar • Chief Scientist and Board Member

Dr. Atif Zafar has had a 30 year interest and involvement in computer graphics. He invented the RV64X ISA graphics extension to RISC-V that went viral in 2021/2022. He co-founded X-Silicon in order to bring that technology to market, disrupting the traditional GPU shader core architecture with full CPU functionality, with applications in AI, embedded 3d graphics, virtual and augmented reality, IOT and embedded applications. He holds several key patents in the compute-in-memory space and is developing an additional 14 patents for X-Silicon.

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Ken Whitfield • Chief Financial Officer

Kenton Whitfield is a CPA, MBA with 40 years of experience as a CFO and Controller, mostly working for private equity funded companies in manufacturing, service and



logistics in the Technology, Bioscience and Consumer Goods and Services industries.

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Steven Turner • VP Strategy

I am an engineering/business leader with over 25 years of high tech product development experience. Working at AMD and Qualcomm I have a proven track record in creating compelling consumer products (Mobile Devices, IP. Applications, ASICs) I am passionate about building energized, flexible teams from start-up phase to larger global organizations and focus on delivering value to our customers.

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Ingolf Held • VP Product (ad interim)

Ingolf is a semiconductor executive and entrepreneur, having led R&D, marketing and bizdev of cutting-edge technologies and business from 3G/4G to mobile phone imaging to edge AI for AR/VR - including the successful M&A exit of GrAI Matter Labs as CEO.

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Colin McKellar • VP Engineering

Nearly 30 years of experience for Imagination Technologies, Sony and now X-Silicon. Strong background in engineering execution, including key deliverables into the GPU for the iPhone. An inspirational technology leader who is focussed on delivering exceptional products for X-Silicon.

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THE PITCH

Unlocking Human-Like Intelligence Requires a Different Platform



GROUND BREAKING

Open compute-graphics IP platform
for human-like intelligence
on **low-power devices**


X Silicon
INSPIRING INNOVATIONS

X-Silicon is positioning itself at the forefront of an exciting shift in computing, developing an advanced compute and graphics silicon IP platform designed for the growing era of Personal Cognitive and Intelligent AI on mobile, edge, and IoT devices. We are currently raising funds in a priced seed round to support our growth initiatives and capitalize on this significant market opportunity.

According to industry projections by Allied Market Research, the AI chip market is anticipated to shift significantly from cloud-based Generative AI servers to Personal AI edge computing devices (mobile, IoT, wearables) by 2032. The global artificial intelligence (AI) chip market was valued at $14.9 billion in 2022 and is projected to reach $388.7 billion by 2032, growing at a CAGR of 38.2% from 2023 to 2032.[1]



Artificial Intelligence Chip Market
By Processing Type

Revenue ($B)

■ 2032   ■ 2022

$300

$250

$200

$150

$100

$50

Edge   Cloud

"Advances in artificial intelligence are pushing computing from the Cloud directly onto Edge consumer devices, such as smartphones, IoT, notebooks, wearables, automobiles, and drones."

– Morgan Stanley

As the adoption of generative artificial intelligence accelerates, computing is anticipated to increasingly shift into the hands of end users. More AI capabilities are expected to be embedded in consumer devices such as smartphones, notebooks, wearables, automobiles, and drones, which may open new opportunities and present challenges for device manufacturers.

Generative AI's remarkable capabilities demand substantial power. To date, processing for sophisticated, mainstream generative AI models has primarily taken place in the cloud. While the cloud remains central to AI infrastructure, a growing number of AI applications, functions, and services are beginning to require faster or more secure computing closer to the end user.

"That's driving the need for AI algorithms that run locally on the devices rather than on a centralized cloud—or what's known as AI at the Edge."

– Ed Stanley
Morgan Stanley's Head of Thematic Research in London
Feb 23, 2024

THE PROBLEM & OUR SOLUTION

Bridging the Gap in AI with a Unified Open C-GTPU Semiconductor

Competition: Separate CPU, GPU, TPU, Memory and Media Chips Causes High Power Consumption, Engineering Complexity and Costs


CPU
GPU
Memory
Memory

X-Silicon: **Unified Open C-GTPU Platform**


C-GTPU
CPU
GPU
Memory
Anticipated:
> 10X Value
2X Performance
1/4 Size & Cost
2.5X Latency Reduction
C-GTPU
CPU
GPU
Memory
C-GTPU
CPU
GPU
Memory
Connect/Memory
C-GTPU
CPU
GPU
Memory
C-GTPU
CPU
GPU
Memory

Patented Architecture

* Product performance and value is based on engineering targets and estimates, X-Silicon's architecture vs comparable competition, industry knowledge and projections. Estimates are subject to change as the product is in development and not yet on the market and competition continues to evolve.

The advancement of AI has revealed limitations in current CPU and GPU architectures, which were designed primarily for the PC, gaming, server, and smartphone eras. These architectures tend to be power-intensive and costly, presenting challenges for scaling down to personal AI edge devices like mobile, IoT gadgets, and wearables. Due to these constraints, they are generally not optimized for performing personal learning and processing directly on-device, making it difficult to meet the demands of Personal Cognitive and Intelligent AI, which require low-power, cost-effective solutions. Furthermore, AI computing on personal devices can enhance data privacy by allowing data to remain on the device, reducing the need to transmit sensitive information to cloud-based AI servers.

Our Solution

X-Silicon: Unified Open C-GTPU Platform

Scalable general purpose integrated compute/graphics performance accelerator processor for low power and cost applications including Personal AI, mobile and IOT

C-GTPU

CPU
GPU
AI Accelerator
Memory
Vector/DSP
Camera
Video
Audio
Sensor Core

Anticipated:

> 10X Value

2X Performance

2X Better Power/Thermal

1/4 Size and Cost

2.5X Latency Reduction

Patented Architecture
(3 granted and 11 in-process)

C-GTPUs efficently scale for greater performance and use in servers

* Product performance and value is based on engineering targets and estimates, X-Silicon's architecture vs comparable competition, industry knowledge and projections. Estimates are subject to change as the product is in development and not yet on the market and competition continues to evolve.

X-Silicon's unified compute/graphics IP platform with shared memory introduces an innovative approach to AI on edge devices, aiming to combine low-power efficiency with scalable high performance. Our open, customizable platform is designed to support a broad range of applications, from mobile and wearables to automotive, enabling devices to 'sense, learn, and respond' with advanced, on-device intelligence.

This capability could enable devices to recommend actions with enhanced visualization and natural language interaction. The C-GTPU architecture, supported by 14 patents granted or pending, integrates RISC-V-based CPU, GPU, and media functionalities with shared memory, aiming to enhance processing speed, reduce power consumption, and lower costs compared to conventional solutions. The integrated, open, customizable architecture is designed to make it quicker and easier for engineers to create innovative products and software applications.


Think Personally
Learn About You
Sense Environment
Human-Like Intelligence
Visualization & Communication
Natural Language
Recommend & Act
Protect Data Privacy
AI
XSilicon
High Performance
Low Power, Cost, Thermals. Small chip
Open Customizable Architecture
Simple & Fast Engr to Design
AI Sensing, Graphics, Display
Scales Wearables to Servers

**The product is currently under development and not yet available on the market. The features and aspects described are planned, and the company is in a pre-revenue stage.*

Industry Analyst Quotes About X-Silicon's New Architecture

"X-Silicon's chip is unlike other architectures, as its design combines the capabilities of a CPU and GPU into a single-core architecture. This isn't like the typical designs from Intel and AMD where there are separate CPU cores and GPU cores."

"Running a single instruction stream provides low-memory footprint execution and better efficiency, as there's no copying of data between CPU and GPU" "Cores can be meshed together into a multi-core design, enabling manufacturers to scale up processing power, and each core can be scheduled to run graphics, AI, video, physics, HPC, or other workloads independently of the other cores."

– Aaron Klutz, Tom's Hardware

"X-Silicon's new C-GPU architecture is an exciting new contribution to the expanding world of edge computing by leveraging the massively parallel nature of RISC-V with AI/ML and graphics elements"

– Pete Bernard of EDGECELSIOR

"For over twenty years, the industry has been seeking an open-standard GPU flexible and scalable enough to support a variety of markets such as AR/VR, automotive, IoT, and the vast embedded verticals."

– Dr. Jon Peddie
A pioneer in the graphics industry

**These testimonials may not be representative of the experience of others and is not a guarantee of future performance or success.*

THE MARKET & OUR TRACTION

OEM Interest and Potential for Growth


TAM Market Opportunity
$20B+
AI & IOT IP Licenses, NRE Royalties, Services
$135B
AI Chip Sales by 2030 30% CAGR

**The TAM Market excludes China and servers*

X-Silicon is targeting opportunities in a $155B market spanning AI licensing, royalties, and chip sales focused on edge devices (mobile, IoT, automotive, AR/VR glasses, watches, PCs), excluding China and servers. We believe X-Silicon is strategically positioned to make a meaningful contribution to this rapidly growing industry by offering innovative solutions that address limitations in current architectures.

The **Market**



We have received preliminary interest from several large global technology companies to evaluate X-Silicon's compute/graphics silicon IP platform for Personal AI mobile phones, AR/VR glasses, watches, personal assistants and a variety of IOT devices. These include three major Tier 1 OEMs and SOC companies. Additionally, we are actively pursuing other project opportunities with a range of global technology leaders.

Additionally, we've raised $600,000 to date.

Traction Continued

We have raised
$600,000
from founders and PE angels

Plug and Play and AZ Commerce Authority
Accelerator Company

Arizona Innovation Challenge Competition
Semifinalist
Sponsored by AZ Commerce Authority

The companies our team members previously worked
for defined, developed and commercialized
3.5 Billion Silicon Chips
to global PC, mobile phones and consumer
electronics manufacturers

THE TEAM

Respected Technology Veterans with Deep Industry Relationships

The members of X-Silicon's leadership team each bring over 25 years of experience from companies such as Qualcomm, AMD, Apple, Sony, ATI, and Intel. Collectively, the team has been involved in the delivery of over 3.5 billion semiconductor products worldwide. With deep industry relationships and technical expertise, our team is well-positioned to advance our vision and contribute to the market's transition towards on-device cognitive AI.

WHY INVEST

Be Part of Unlocking Human-Like Intelligence on Every Device



Investing in X-Silicon supports the advancement of Personal Cognitive and Intelligent AI technology. Your investment will support our efforts to finalize our innovative unified CPU-GPU architecture and advance its potential deployment across mobile, IoT, edge, and wearable devices. We are seeking funds to support key strategic projects, expand our engineering team, and accelerate development efforts. This funding is intended to help us bring our software-based graphics and AI acceleration platform to market, with a target launch date in 2025.

Join us in our mission to contribute to advancements in human-like intelligence on personal devices and IoT.

ABOUT

HEADQUARTERS

1902 Wright Pl, Cornerstone Corporate Center, 2nd Floor Carlsbad, CA 92008-6583

WEBSITE

View Site ↗

X-Silicon is developing a compute/graphics silicon and software IP platform intended to advance Personal Cognitive and Intelligence AI applications on mobile, wearable, edge, and IoT devices, with the goal of enabling enhanced AI monetization opportunities. We have received interest from several large global technology companies to evaluate X-Silicon's compute/graphics silicon IP platform. We are raising funds to support team expansion, enhance engineering operations, continue R&D efforts, and cover related overhead expenses.

TERMS

X-Silicon

Overview

PRICE PER SHARE

$2.35

VALUATION

$15.91M

DEADLINE ⓘ

Mar. 4, 2025 at 11:59 PM UTC

FUNDING GOAL ⓘ

$124k - $1.23M

Breakdown

MIN INVESTMENT ⓘ

$498.20

OFFERING TYPE

Equity

MAX INVESTMENT ⓘ
$1,234,997.85

SHARES OFFERED
Class C Common Stock

MIN NUMBER OF SHARES OFFERED
52,765

MAX NUMBER OF SHARES OFFERED
525,531

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Memorandum	→
Financials	⌃

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$13,689	$423,956
Cash & Cash Equivalents	$8,689	$416,956
Accounts Receivable	$0	$0
Short-Term Debt	$294,071	$57,427
Long-Term Debt	$0	$0
Revenue & Sales	$0	$0
Costs of Goods Sold	$0	$0

Taxes Paid	$0	$0
Net Income	-$655,932	-$203,491

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 5% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 10% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 15% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks and receive 20% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 25% bonus shares

Flash Perk 1: Invest $2,500+ between Day 25 - 30 and receive 10% bonus shares

Flash Perk 2: Invest $2,500+ between Day 45 - 50 and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $5,000+ and receive 5% bonus shares

Tier 2 Perk: Invest $10,000+ and receive 10% bonus shares

Tier 3 Perk: Invest $20,000+ and receive a 1:1 30-minute zoom call with the founders + 15% bonus shares

Tier 4 Perk: Invest $50,000+ and receive a dinner with the founders** + 20% bonus shares

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

**Flight and lodging included, up to $1,500 in value*

The 10% StartEngine Venture Club Bonus

X-Silicon, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class C Common Stock at $2.35 / share, you will receive 110 shares of Class C Common Stock, meaning you'll own 110 shares for $235. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.



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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?



Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors
Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF
DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT
COPY OF THE CERTIFICATE OF INCORPORATION OF "X-SILICON, INC.",
FILED IN THIS OFFICE ON THE THIRTY-FIRST DAY OF MARCH, A.D.
2022, AT 2:30 O`CLOCK P.M.





Jeffrey W. Bullock, Secretary of State

6709236 8100
SR# 20221255069

Authentication: 203090888
Date: 04-04-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:30 PM 03/31/2022
FILED 02:30 PM 03/31/2022
SR 20221255069 - File Number 6709236

State *of* Delaware

Certificate *of* Incorporation

X-Silicon, Inc.

***A* Stock Corporation**

ARTICLE I

The name of the corporation is X-Silicon, Inc. (the "***Corporation***").

ARTICLE II

The address of the registered office of the Corporation in the State of Delaware is 3500 S DuPont Highway, in the City of Dover, County of Kent, DE 19901. The registered agent in charge thereof is GKL Registered Agents of DE, Inc.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware (the "***Delaware General Corporation Law***").

ARTICLE IV

The Corporation is authorized to issue four classes of stock to be designated, respectively, Class A Common Stock, Class B Common Stock, Class C Common Stock and Preferred Stock. The total number of shares of Class A Common Stock authorized to be issued is 8,000,000 shares, par value $0.0001 per share. The total number of shares of Class B Common Stock authorized to be issued is 1,000,000 shares, par value $0.0001 per share. The total number of shares of Class C Common Stock authorized to be issued is 2,000,000 shares, par value $0.0001 per share. The Class A Common Stock, Class B Common Stock and Class C Common Stock are referred to together as "Common Stock". The total number of shares of Preferred Stock authorized to be issued is 3,000,000 shares, par value $0.0001 per share.

ARTICLE V

The rights, powers, preferences, privileges, restrictions and other matters relating to the Common Stock are as follows:

1. Definitions. For purposes of this Article V, the following definitions apply:
   1.1. "***Acquisition***" means (A) any consolidation or merger of the Corporation with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock of the Corporation immediately prior to such consolidation, merger or reorganization continue to represent a majority of the voting power of the surviving entity (or, if the surviving entity is a wholly owned subsidiary, its Parent) immediately after such consolidation, merger or reorganization (provided that, for the purpose of this Section V.1.1, all stock, options, warrants, purchase rights or other securities exercisable for or convertible into Common Stock outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of capital stock are converted or exchanged); or (B) any transaction or series of related transactions to which the Corporation is a party in which shares of the Corporation are transferred such that in excess of fifty percent (50%) of the

Corporation's voting power is transferred; provided that an Acquisition shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Corporation or any successor or indebtedness of the Corporation is cancelled or converted or a combination thereof.

1.2. **"Asset Transfer"** means a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Corporation.

1.3. **"Base Class B Shares"** means the number of shares of Class B Common Stock held collectively by the Founders and their Permitted Entities.

1.4. **"Board"** means the Board of Directors of the Corporation.

1.5. **"Certificate"** means this Certificate of Incorporation of the Corporation, as may be further amended and restated from time to time.

1.6. **"Disability"** or **"Disabled"** means, with respect to a Founder, the permanent and total disability of such Founder such that such Founder is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death within 12 months or which has lasted or can be expected to last for a continuous period of not less than 12 months as determined by a licensed medical practitioner jointly selected by a majority of the Directors and such Founder. If such Founder is incapable of selecting a licensed physician, then such Founder's spouse shall make the selection on behalf of such Founder, or in the absence or incapacity of such Founder's spouse, such Founder's adult children by majority vote shall make the selection on behalf of such Founder, or in the absence of adult children of such Founder or their inability to act by majority vote, a natural person then acting as the successor trustee of a revocable living trust which was created by such Founder and which holds more shares of all classes of capital stock of the Corporation than any other revocable living trust created by such Founder shall make the selection on behalf of such Founder, or in absence of any such successor trustee, the legal guardian or conservator of the estate of such Founder shall make the selection on behalf of such Founder.

1.7. **"Effective Date"** means the date that this Certificate is accepted for filing by the Secretary of State of the State of Delaware.

1.8. **"Final Conversion Date"** means:

1.8.1. the date specified by the holders of two-thirds of the then outstanding shares of Class B Common Stock, voting as a separate class, or in the affirmative written election executed by the holders of two-thirds of the then outstanding shares of Class B Common Stock;

1.8.2. the date fixed by the Board that is no less than 61 days and no more than 180 days following the date that the number of outstanding shares of Class B Common Stock held by the Founders and their Permitted Entities and Permitted Transferees represents less than 20% of the Base Class B Shares; or

1.8.3. the date that is nine months after the death or Disability of the last to die or become Disabled of the Founders, provided, that such date may be extended but not for a total period of longer than eighteen (18) months from the last applicable death or Disability to a date approved by a majority of the Directors then in office.

1.9. **"Founder"** means any of Dan Nilsson, Ken Whitfield, Steve Brightfield, Steven Turner, Atif Zafar, Ravi Gananathan, Peter Lieber, Abel Bernabeu.

1.10. **"Liquidation Event"** means any liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary, or any Acquisition or Asset Transfer.

1.11. **"Parent"** of an entity means any entity that directly or indirectly owns or controls a majority of the voting power of the voting securities of such entity.

1.12. **"Permitted Entity"** means, with respect to any Qualified Stockholder, any trust, account, plan, corporation, partnership, limited liability company or charitable organization, foundation or similar entity specified in Section V.1.13.2 with respect to such Qualified Stockholder, so long as such Permitted Entity meets the requirements of the exception set forth in Section V.1.13 applicable to such Permitted Entity.

1.13. **"Permitted Transfer"** means

1.13.1. with respect to any Founder, a Transfer from such Founder, from such Founder's Permitted Entities or from such Founder's Permitted Transferees, to such Founder's estate as a result of such Founder's death, to either Founder, to either Founder's Permitted Entities or to either Founder's Permitted Transferees; and

1.13.2. any Transfer of a share of Class B Common Stock by a Qualified Stockholder to any of the Permitted Entities listed below and from any of the Permitted Entities listed below to such Qualified Stockholder or to such Qualified Stockholder's other Permitted Entities:

1.13.2.1.   a trust for the benefit of such Qualified Stockholder or persons other than the Qualified Stockholder so long as a Qualified Stockholder and/or a spouse of a Founder, if applicable, collectively have sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such trust; provided that in the event a Qualified Stockholder and/or a spouse of a Founder, if applicable, no longer collectively have sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such trust, each such share of Class B Common Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock;

1.13.2.2.   a trust under the terms of which a Qualified Stockholder has retained a "qualified interest" within the meaning of §2702(b)(1) of the Internal Revenue Code or a reversionary interest so long as a Qualified Stockholder and/or a spouse of a Founder, if applicable, collectively have sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such trust; provided that in the event a Qualified Stockholder and/or a spouse of a Founder, if applicable, no longer collectively have sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such trust, each such share of Class B Common Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock;

1.13.2.3.   an Individual Retirement Account, as defined in Section 408(a) of the Internal Revenue Code, or a pension, profit sharing, stock bonus or other type of plan or trust of which such Qualified Stockholder is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the Internal Revenue Code; provided that in each case such Qualified Stockholder has sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held in such account, plan or trust, and provided, further, that in the event the Qualified Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such account, plan or trust, each such share of Class B Common Stock then held by such account, plan or trust shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock;

1.13.2.4.   a corporation in which such Qualified Stockholder directly, or indirectly through one or more Permitted Entities, owns shares with sufficient Voting Control in the corporation, or otherwise has legally enforceable rights, such that the Qualified Stockholder retains sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such corporation; provided that in the event the Qualified Stockholder no longer owns sufficient shares or no longer has sufficient legally enforceable rights to ensure the Qualified Stockholder retains sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such corporation, each such share of Class B Common Stock then held by such corporation shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock;

1.13.2.5.   a partnership in which such Qualified Stockholder directly, or indirectly through one or more Permitted Entities, owns partnership interests with sufficient Voting Control in the partnership, or otherwise has legally enforceable rights, such that the Qualified Stockholder retains sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such partnership; provided that in the event the Qualified Stockholder no longer owns sufficient partnership interests or no longer has sufficient legally enforceable rights to ensure the Qualified Stockholder retains sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such partnership, each such share Class B Common Stock then held by such partnership shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock;

1.13.2.6.   a limited liability company in which such Qualified Stockholder directly, or indirectly through one or more Permitted Entities, owns membership interests with sufficient Voting Control in the limited liability company, or otherwise has legally enforceable rights, such that the Qualified Stockholder retains sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such limited liability company; provided that in the event the Qualified Stockholder no longer owns sufficient membership interests or no longer has sufficient legally enforceable rights to ensure the Qualified Stockholder retains sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such limited liability company, each such share of Class B Common Stock then held by such limited liability company shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock; or

1.13.2.7.   any charitable organization, foundation or similar entity established by a Qualified Stockholder directly, or indirectly through one or more Permitted Entities, so long as a Qualified Stockholder and/or a spouse of a Founder, if applicable, collectively have sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such entity; provided such Transfer does not involve any payment of cash, securities, property or other consideration (other than an interest in such entity) to such Qualified Stockholder; provided, further, that in the event a Qualified Stockholder and/or a spouse of a Founder, if applicable, collectively, no longer have sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such entity, each share of Class B Common Stock then held by such entity shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock. For the avoidance of doubt, to the extent any shares are deemed to be held by a trustee of a trust described in (i) or (ii) above, the Transfer shall be a Permitted Transfer and the trustee shall be deemed a Permitted Entity so long as the other requirements of (i) or (ii) above, as the case may be, are otherwise satisfied.

1.14. *"Permitted Transferee"* means a transferee of shares of Class B Common Stock, or rights or interests therein, received in a Transfer that constitutes a Permitted Transfer.

1.15. *"Qualified Stockholder"* means (a) any holder of a share of Class B Common Stock; (b) a Permitted Transferee.

1.16. *"Securities Exchange"* means the New York Stock Exchange, the Nasdaq Stock Market or any successor markets or exchanges.

1.17. *"Transfer"* of a share of Class B Common Stock means, directly or indirectly, any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law (including by merger, consolidation or otherwise), including, without limitation, a transfer of a share of Class B Common Stock to a broker or other nominee (regardless of whether there is a corresponding change in beneficial ownership), or the transfer of, or entering into a binding agreement with respect to the transfer of, Voting Control (as defined below) over such share by proxy or otherwise. A *"Transfer"* will also be deemed to have occurred with respect to all shares of Class B Common Stock beneficially held by an entity that is a Qualified Stockholder, if there is a Transfer of the voting power of the voting securities of such entity or any direct or indirect Parent of such entity, such that the previous holders of such voting power no longer retain sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such entity. Notwithstanding the foregoing, the following will not be considered a *"Transfer"*:

1.17.1.   granting a revocable proxy to officers or directors of the Corporation at the request of the Board in connection with (i) actions to be taken at an annual or special meeting of stockholders, or (ii) any other action of the stockholders permitted by this Certificate;

1.17.2.   entering into a voting trust, agreement or arrangement (with or without granting a proxy) solely with stockholders who are holders of Class B Common Stock, which voting trust, agreement or arrangement (i) is disclosed either in a Schedule 13D filed with the Securities and Exchange Commission or in writing to the Secretary of the Corporation, (ii) either has a term not exceeding one year or is terminable by the holder of the shares subject thereto at any time and (iii) does not involve any payment of cash, securities, property or other consideration to the holder of the shares subject thereto other than the mutual promise to vote shares in a designated manner;

1.17.3.   pledging shares of Class B Common Stock by a stockholder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction for so long as such stockholder continues to exercise Voting Control over such pledged shares; *provided, however,* that a foreclosure on such shares or other similar action by the pledgee will constitute a "Transfer" unless such foreclosure or similar action qualifies as a "Permitted Transfer" at such time;

1.17.4.   granting a proxy by a Founder, such Founder's Permitted Entities or such Founder's Permitted Transferees to the other Founder to exercise Voting Control of shares of Class B Common Stock owned directly or indirectly, beneficially and of record, by such Founder, such Founder's Permitted Entities or such Founder's Permitted Transferees, and the exercise of such proxy by such other Founder;

1.17.5.   granting a proxy by a Founder, such Founder's Permitted Entities or such Founder's Permitted Transferees to a person designated by such Founder and approved by a majority of the Independent

Directors then in office, to exercise Voting Control of shares of Class B Common Stock owned directly or indirectly, beneficially and of record, by such Founder, such Founder's Permitted Entities or such Founder's Permitted Transferees, or over which such Founder has Voting Control pursuant to proxy or voting agreements then in place, effective either (i) on the death of such Founder or (ii) during any Disability of such Founder, including the exercise of such proxy by such person;

1.17.6.   entering into a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, with a broker or other nominee; *provided, however*, that a sale of such shares of Class B Common Stock pursuant to such plan shall constitute a "Transfer" at the time of such sale;

1.17.7.   the fact that the spouse of any Qualified Stockholder possesses or obtains an interest in such holder's shares of Class B Common Stock arising solely by reason of the application of the community property laws of any jurisdiction, so long as no other event or circumstance shall exist or have occurred that constitutes a "Transfer"; and

1.17.8.   entering into a support, voting, tender or similar agreement, arrangement or understanding (with or without granting a proxy) in connection with a Liquidation Event or consummating the actions or transactions contemplated therein (including, without limitation, tendering shares of Class B Common Stock in connection with a Liquidation Event, the consummation of a Liquidation Event or the sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of shares of Class B Common Stock or any legal or beneficial interest in shares of Class B Common Stock in connection with a Liquidation Event), provided that such Liquidation Event was approved by the Board.

1.18. "***Voting Control***" means, with respect to a share of capital stock or other security, the power (whether exclusive or shared) to vote or direct the voting of such security, including by proxy, voting agreement or otherwise.

1.19. "***Whole Board***" means the total number of authorized directors whether or not there exist any vacancies or unfilled seats in previously authorized directorships.

2. Identical Rights. Except as otherwise provided in this Certificate or required by applicable law, shares of Common Stock shall have the same rights and powers, rank equally (including as to dividends and distributions, and any liquidation, dissolution or winding up of the Corporation but excluding voting and other matters as described in Section V.3 below), share ratably and be identical in all respects as to all matters, including:

2.1. Subject to the prior rights of holders of all classes and series of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when, as and if declared by the Board, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board. Any dividends paid to the holders of shares of Common Stock shall be paid pro rata, on an equal priority, pari passu basis, unless different treatment of the shares of any such class or series is approved by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of such applicable class or series of Common Stock treated adversely, voting separately as a class.

2.2. The Corporation shall not declare or pay any dividend or make any other distribution to the holders of Common Stock payable in securities of the Corporation unless the same dividend or distribution with the same record date and payment date shall be declared and paid on all shares of Common Stock; provided, however, that (i) dividends or other distributions payable in shares of Class A Common Stock or rights to acquire shares of Class A Common Stock may be declared and paid to the holders of Class A Common Stock without the same dividend or distribution being declared and paid to the holders of the Class B Common Stock or Class C Common Stock if, and only if, a dividend payable in shares of Class B Common Stock and Class C Common Stock, as applicable, or rights to acquire shares of Class B Common Stock or Class C Common Stock, as applicable, are declared and paid to the holders of Class B Common Stock and Class C Common Stock at the same rate and with the same record date and payment date; (ii) dividends or other distributions payable in shares of Class B Common Stock or rights to acquire shares Class B Common Stock may be declared and paid to the holders of Class B Common Stock without the same dividend or distribution being declared and paid to the holders of the Class A Common Stock or Class C Common Stock if, and only if, a dividend payable in shares of Class A Common Stock and Class C Common Stock, as applicable, or rights to acquire shares of Class A Common Stock or Class C Common Stock, as applicable, are declared and paid to the holders of Class A Common Stock and Class C Common Stock at the same rate and with the same record date and payment date; and (iii) dividends or other distributions payable in shares of Class C Common Stock or rights to acquire shares of Class C Common Stock may be declared and paid to the holders of Class C Common Stock without the same dividend or distribution being declared and paid to the holders of Class A Common Stock or Class B Common Stock if, and only if, a dividend payable in shares of Class A Common Stock and Class B Common Stock, as applicable, or rights to acquire shares of Class A Common Stock or Class B Common Stock, as applicable, are declared and paid to the holders of Class A Common Stock and Class B Common Stock at the same rate and with the same record date and payment date; and provided, further, that nothing in the foregoing shall prevent the Corporation from declaring and paying dividends or other distributions payable in shares of one class of Common Stock or rights to acquire one class of Common Stock to holders of all classes of Common Stock, or, with the approval of holders of a majority of the outstanding shares of each of the Class A Common Stock, Class B Common Stock and Class C Common Stock, each voting separately as a class, from providing for different treatment of the shares of Class A Common Stock, Class B Common Stock and Class C Common Stock.

2.3. If the Corporation in any manner subdivides or combines the outstanding shares of Class A Common Stock, Class B Common Stock or Class C Common Stock, then the outstanding shares of all Common Stock will be subdivided or combined in the same proportion and manner, unless different treatment of the shares of Class A Common Stock, Class B Common Stock and Class C Common Stock is approved by the affirmative vote of the holders of a majority of the outstanding shares of each of the Class A Common Stock, Class B Common Stock and Class C Common Stock, each voting separately as a class.

3. Voting Rights.
   3.1. Common Stock.
      3.1.1. Class A Common Stock. Each holder of shares of Class A Common Stock will be entitled to one (1) vote for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters.
      3.1.2. Class B Common Stock. Each holder of shares of Class B Common Stock will be entitled to twenty (20) votes for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters.
      3.1.3. Class C Common Stock. Except as required by law, each share of Class C Common Stock shall have no voting rights.
   3.2. General. Except as otherwise expressly provided herein or as required by law, the holders of Class A Common Stock, Class B Common Stock and Class C Common Stock will vote together and not as separate series or classes.
   3.3. Authorized Shares. The number of authorized shares of Common Stock or any class or series thereof may be increased or decreased (but not below (i) the number of shares of Common Stock or, in the case of a class or series of Common Stock, such class or series, then outstanding plus (ii) with respect to Class A Common Stock, the number of shares reserved for issuance pursuant to Section V.9) by the affirmative vote of the holders of a majority of the voting power of the Class A Common Stock and Class B Common Stock, voting together as a single class, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law; provided, that the number of authorized shares of Class B Common Stock shall not be increased or decreased without the affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock, voting as a separate class.
   3.4. Election of Directors. Subject to any rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, (i) prior to the Final Conversion Date, the holders of Class A Common Stock and Class B Common Stock, voting together as a single class, shall be entitled to elect and remove all directors of the Corporation, and (ii) from and after the Final Conversion Date, if any, the holders of Common Stock, voting together as a single class, shall be entitled to elect and remove all directors of the Company.

4. Liquidation Rights. In the event of a Liquidation Event in connection with which the Board has determined to effect a distribution of assets of the Corporation to any holder or holders of Common Stock, then, subject to the rights of any Preferred Stock that may then be outstanding, the assets of the Corporation legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Common Stock, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock, Class B Common Stock and Class C Common Stock, each voting separately as a class; provided, however, that for the avoidance of doubt, consideration to be paid or received by a holder of Common Stock in connection with any Liquidation Event pursuant to any employment, consulting, severance or similar services arrangement shall not be deemed to be a "distribution to stockholders" for the purpose of this Section V.4; provided, further, however, that holders of shares of such classes

may receive, or have the right to elect to receive, different or disproportionate consideration in connection with such consolidation, merger or other transaction if the only difference in the per share consideration to the holders of the Class A Common Stock, Class B Common Stock and Class C Common Stock is that any securities distributed to the holder of a share of Class B Common Stock have twenty (20) times the voting power of any securities distributed to the holder of a share of Class A Common Stock and that any securities distributed to the holder of a share of Class C Common Stock have no voting rights or power, to the fullest extent permitted by law.

5. <u>Conversion of the Class B Common Stock</u>. The Class B Common Stock will be convertible into Class A Common Stock as follows:

    5.1. Each share of Class B Common Stock will automatically convert into one fully paid and nonassessable share of Class A Common Stock on the Final Conversion Date.

    5.2. With respect to any holder of Class B Common Stock, each share of Class B Common Stock held by such holder will automatically be converted into one fully paid and nonassessable share of Class A Common Stock, as follows:

        5.2.1. on the affirmative written election of such holder or, if later, at the time or the happening of a future event specified in such written election (which election may be revoked by such holder prior to the date on which the automatic conversion would otherwise occur unless otherwise specified by such holder);

        5.2.2. on the occurrence of a Transfer of such share of Class B Common Stock, other than a Permitted Transfer.

6. <u>Conversion of the Class C Common Stock</u>. Following the conversion or other exchange of all outstanding shares of Class B Common Stock into or for shares of Class A Common Stock, on the date or time (including a time determined by the happening of a future event) specified by the holders of a majority of the outstanding shares of Class A Common Stock, voting as a separate class (the "Class C Conversion Date"), each outstanding share of Class C Common Stock shall automatically, without further action by the Corporation or the holders thereof, convert into one (1) fully paid and nonassessable share of Class A Common Stock.

7. <u>Procedures</u>. The Corporation may, from time to time, establish such policies and procedures relating to the conversion of the Class B Common Stock to Class A Common Stock, the conversion of Class C Common Stock into Class A Common Stock and the general administration of this multi-class stock structure, including the issuance of stock certificates with respect thereto, as it may deem necessary or advisable, and may from time to time request that holders of shares of Class B Common Stock furnish certifications, affidavits or other proof to the Corporation as it deems necessary to verify the ownership of Class B Common Stock and to confirm that a conversion to Class A Common Stock has not occurred. A determination by the Corporation as to whether or not a Transfer has occurred and results in a conversion to Class A Common Stock shall be conclusive and binding.

8. <u>Immediate Effect</u>. In the event of and upon a conversion of shares of Class B Common Stock to shares of Class A Common Stock pursuant to Section V.5 or Class C Common Stock to Class A Common Stock pursuant to Section V.6, as applicable, such conversion(s) shall be deemed to have been made at the time that the Transfer of shares occurred (in the case of a conversion of Class B Common Stock to Class A Common Stock) or immediately upon the Final Conversion Date (in the case of the conversion of Class B Common Stock into Class A Common Stock) or immediately upon the Class C Conversion Date (in the case of the conversion of Class C Common Stock into Class A Common Stock), if any, subject in all cases to any transition periods specifically provided for in this Amended and Restated Certificate. Upon any conversion of Class B Common Stock or Class C Common Stock to Class A Common Stock in accordance with this Amended and Restated Certificate, all rights of the holder of shares of Class B Common Stock or Class C Common Stock shall cease and the person or persons in whose names or names the certificate or certificates representing the shares of Class A Common Stock are to be issued shall be treated for all purposes as having become the record holder or holders of such shares of Class A Common Stock.

9. <u>Reservation of Stock Issuable Upon Conversion</u>. The Corporation will at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of the Class B Common Stock and the Class C Common Stock, as applicable, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock and Class C Common Stock, as applicable; and if at any time the number of

authorized but unissued shares of Class A Common Stock will not be sufficient to effect the conversion of all then-outstanding shares of Class B Common Stock and Class C Common Stock, as applicable, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as will be sufficient for such purpose.

10. No Reissuance of Class B Common Stock. No share or shares of Class B Common Stock acquired by the Corporation by reason of redemption, purchase, conversion or otherwise shall be reissued, and all such shares shall be cancelled, retired and eliminated from the shares that the Corporation shall be authorized to issue.

11. Preemptive Rights. No stockholder of the Corporation shall have a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and a stockholder.

12. Class B Protective Provisions. Prior to the Final Conversion Date, the Corporation shall not, without the prior affirmative vote (either at a meeting or by written election) of the holders of two-thirds of the outstanding shares of Class B Common Stock, voting as a separate class, in addition to any other vote required by applicable law or this Certificate:
    12.1. directly or indirectly, whether by amendment, or through merger, recapitalization, consolidation or otherwise, amend or repeal, or adopt any provision of this Certificate inconsistent with, or otherwise alter, any provision of this Certificate that modifies the voting, conversion or other rights, powers, preferences, privileges or restrictions of the Class B Common Stock;
    12.2. reclassify any outstanding shares of Class A Common Stock or Class C Common Stock into shares having rights as to dividends or liquidation that are senior to the Class B Common Stock or, in the case of Class A Common Stock, the right to have more than one (1) vote for each share thereof and, in the case of Class C Common Stock, the right to have any vote for any share thereof, except as required by law;
    12.3. authorize, or issue any shares of, any class or series of capital stock of the Corporation having the right to more than (1) vote for each share thereof.

ARTICLE VI

1. Rights of Preferred Stock. The Board is authorized, subject to any limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware (such certificate being hereinafter referred to as a "*Preferred Stock Designation*"), to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereof.

2. Vote to Increase or Decrease Authorized Shares. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the outstanding shares of stock of the Corporation entitled to vote thereon, without a vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any Preferred Stock Designation, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

ARTICLE VII

1. Board Size. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the number of directors that constitutes the entire Board shall be fixed by, or in the manner provided in, the Bylaws of the Corporation. At each annual meeting of stockholders, directors of the Corporation shall be elected to hold office until the expiration of the term for which they are elected and until their successors have been duly elected and qualified or until their earlier death, resignation or removal; except that if any such election shall not be so held, such election shall take place at a stockholders' meeting called and held in accordance with the Delaware General Corporation Law.

2. Board Structure. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, at each annual meeting of stockholders, each director of the Corporation shall be elected annually by stockholders and shall hold office until the next annual meeting and until his or her successor

is duly elected and qualified or until his or her death, resignation, or removal. No decrease in the number of directors constituting the Board shall shorten the term of any incumbent director.

3. Removal; Vacancies. Any director may be removed from office by the stockholders of the Corporation as provided in Section 141(k) of the Delaware General Corporation Law. Subject to the rights of the holders of any series of Preferred Stock to elect directors and fill vacancies under specified circumstances, vacancies occurring on the Board for any reason and newly created directorships resulting from an increase in the authorized number of directors may be filled only by vote of a majority of the remaining members of the Board, although less than a quorum, or by a sole remaining director, and not by stockholders. A person elected to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall be duly elected and qualified.

ARTICLE VIII

The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

1. Board Power. The business and affairs of the Corporation shall be managed by or under the direction of the Board. In addition to the powers and authority expressly conferred by statute or by this Certificate or the Bylaws of the Corporation, the Board is hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

2. Written Ballot. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation.

3. Amendment of Bylaws. In furtherance and not in limitation of the powers conferred by the Delaware General Corporation Law, the Board is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation.

4. Special Meetings. Special meetings of the stockholders may be called only by (i) the Board pursuant to a resolution adopted by a majority of the Whole Board; (ii) the chairman of the Board; (iii) the chief executive officer of the Corporation; or (iv) the president of the Corporation, but a special meeting may not be called by any other person or persons and any power of stockholders to call a special meeting of stockholders is specifically denied.

5. No Stockholder Action by Written Consent. Subject to the rights of the holders of the Class B Common Stock as specifically set forth in this Certificate and the rights of the holders of any series of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders.

6. No Cumulative Voting. No stockholder entitled to vote at an election for directors may cumulate votes to which such stockholder is entitled unless required by applicable law at the time of such election. During such time or times that applicable law requires cumulative voting, every stockholder entitled to vote at an election for directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder thinks fit. No stockholder, however, shall be entitled to so cumulate such stockholder's votes unless (i) the names of such candidate or candidates have been placed in nomination prior to the voting and (ii) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to cumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

ARTICLE IX

To the fullest extent permitted by law, no director of the Corporation shall be personally liable for monetary damages for breach of fiduciary duty as a director. Without limiting the effect of the preceding sentence, if the Delaware General Corporation Law is hereafter amended to authorize the further elimination or limitation of the liability of a director, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

The Corporation may indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative, or investigative, by reason of the fact that he or his testator or testate is or was a director, officer, employee, or agent of the Corporation or any predecessor of the Corporation or serves or served at any other enterprise as a director, officer, employee, or agent at the request of the Corporation or any predecessor to the Corporation.

Neither any amendment nor repeal of this Article IX, nor the adoption of any provision of this Certificate inconsistent with this Article IX, shall eliminate, reduce or otherwise adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such amendment, repeal or adoption of such an inconsistent provision.

ARTICLE X

If any provision of this Certificate becomes or is declared on any ground by a court of competent jurisdiction to be illegal, unenforceable or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Certificate, and the court will replace such illegal, void or unenforceable provision of this Certificate with a valid and enforceable provision that most accurately reflects the Corporation's intent, in order to achieve, to the maximum extent possible, the same economic, business and other purposes of the illegal, void or unenforceable provision. The balance of this Certificate shall be enforceable in accordance with its terms.

Except as provided in Article IX above, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation; *provided, however,* that, notwithstanding any other provision of this Certificate or any provision of law that might otherwise permit a lesser vote, but in addition to any vote of the holders of any class or series of the stock of this Corporation required by law or by this Certificate, the affirmative vote of the holders of at least two-thirds of the voting power of the outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend or repeal, or adopt any provision of this Certificate inconsistent with Article V, Article VII, Article VIII or this Article X.

ARTICLE XI

The name and mailing address of the incorporator are as follows:

Lionel Bochurberg, Esq.
Dillon Miller Ahuja Boss, LLP
5872 Owens Avenue, Suite 200,
Carlsbad, CA 92008

I, The Undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this

[3 1] day of [March], A.D. 2022.



Lionel BOCHURBERG, Esq,

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]



11/19/2024

We're excited to announce that **X-Silicon** is raising capital on **StartEngine**. Due to our innovative technology and customer progress we're looking to grow as the AI market evolves to Personal Intelligent AI mobile, wearable and IOT devices.   As a result, X-Silicon will be expanding our vision through an upcoming capital fundraising round soon. This is an exciting moment for us as we reflect on how far we've come to get to this point where we're looking to bring on new investors. The best part is through StartEngine's platform, we're able to host an equity crowdfunding campaign and open our fundraising round to our own community!

What is equity crowdfunding?

Regulation Crowdfunding gives eligible companies an opportunity to raise capital from the public. In the past, a startup could only offer and sell its securities to accredited investors and then only if it complied with complex federal and state registration requirements. Under the JOBS Act, the general public can now invest in capital raising by start-up companies.

Why should I invest in X-Silicon?

- X-Silicon offers a scalable, low-power AI compute-graphics IP platform for devices from wearables to servers, enabling Personal AI and IoT with opportunities for innovative applications and AI monetization.

- In a $155B market spanning IP licensing, royalties, and AI chip sales, X-Silicon has received strong interest from several large global technology companies.

- Led by veterans from Qualcomm, AMD, Apple, Intel, and ATI, with experience in delivering 3.5 billion chips, X-Silicon's team brings proven expertise and innovative drive to advance Personal AI technology.

What's next:

Learn more about X-Silicon at www.x-silicon.com

You may open a StartEngine account here. How do I set up an account and login?

When X-Silicon offering begins you will be able to invest by following this link.

How do I invest?

Attend a 1-hour Introductory Webinar with X-Silicon management team to learn more about the company. We will send you a note with more information.

We will send you an e-mail when our offer goes live on StartEngine.

Now that you know a little more about our background and what equity crowdfunding is all about, we hope you will consider joining our investor community.

Best,
X-Silicon team